File No. 812-15237

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, Goldman Sachs Private Middle Market Credit II LLC, Goldman Sachs Middle Market Lending Corp. II, BDC Blocker I, LLC, GSBD Blocker II, LLC, GSBD Blocker III LLC, GSBD Blocker IV LLC, GSBD Wine I, LLC, GSBD Blocker V, LLC, MMLC Blocker I, LLC, MMLC Blocker II, LLC, MMLC Blocker III, LLC, MMLC Wine I, LLC, Goldman Sachs Private Middle Market Credit SPV LLC, PMMC Blocker I, LLC, PMMC Blocker II, LLC, PMMC Wine I, LLC, Goldman Sachs Private Middle Market Credit II SPV LLC, PMMC II Blocker III LLC, PMMC II Blocker IV LLC, PMMC II Blocker V LLC, PMMC II Blocker VI, LLC, MMLC II Blocker I, LLC, Goldman Sachs Asset Management, L.P., Senior Credit Fund (UCR) LLC, Senior Credit (UWF) LLC, Insurance Private Credit I LLC, Insurance Private Credit II LLC, Senior Credit Fund (Series G) LP, Senior Credit Fund (Series G) Foreign Income Blocker LLC, Broad Street Loan Partners IV Offshore – Unlevered B, SLP, Broad Street Senior Credit Partners II, L.P., West Street Senior Credit Partners III, L.P., West Street Generali Partners, SLP, West Street PKA Partners, SLP, West Street EP, L.P., West Street GCPD Partners, L.P., West Street Mezzanine Partners VIII, L.P., West Street Mezzanine Partners VIII Offshore, L.P., West Street Mezzanine Partners VIII Offshore Feeder, L.L.C., West Street Mezzanine Partners VIII Unlevered, SLP, West Street Mezzanine Partners VIII Treaty, SLP, West Street Mezzanine Partners VIII Europe, SLP, Broad Street Credit Holdings LLC, Goldman Sachs Specialty Lending Group, L.P., Goldman Sachs Bank USA, Broad Street Principal Investments, L.L.C., Special Situations Investing Group II, LLC

200 West Street, 15th Floor

New York, NY 10282

All Communications, Notices and Orders to:

David Plutzer, Esq.

Goldman Sachs Asset Management, L.P.

200 West Street, 15th Floor

New York, NY 10282

(212) 902-1000

Copies to:

Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000	Thomas J. Friedmann, Esq. Dechert LLP One International Place 40th Floor 100 Oliver Street Boston, MA 02110 (617) 728-7100	Cynthia M. Krus, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, N.W. Washington, D.C. 20001 (202) 383-0100

March 14, 2022

I.	INTRODUCTION

A.	Requested Relief

Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, Goldman Sachs Private Middle Market Credit II LLC, Goldman Sachs Middle Market Lending Corp. II, Goldman Sachs Asset Management, L.P. and their related entities, identified in section I.B. below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this amended application (the “Application”) would allow one or more Regulated Funds and/or one or more Affiliated Funds (each as defined below) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants, and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions (defined below) set forth in this Application.

The Order sought by this Application would supersede the order, dated January 4, 2017, issued by the Commission to Goldman Sachs BDC, Inc. and certain of its affiliates under Sections 17(d) and 57(i) of the Act and Rule 17d-1 of the Act permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 of the Act (the “Prior Order”),3 with the result that no person will continue to rely on the Prior Order if the Order is granted. No Regulated Fund or Affiliated Fund that relies on this Order will rely on any other order of the Commission authorizing co-investment transactions pursuant to sections 17(d) and 57(i) of the Act and no entity that relies on another such order of the Commission will rely on this Order.

B.	Applicants Seeking Relief

•	Goldman Sachs BDC, Inc. (“GSBD”), a closed-end investment company that has elected to be regulated as a BDC (defined below);

•

BDC Blocker I, LLC, GSBD Blocker II, LLC, GSBD Blocker III LLC, GSBD Blocker IV LLC, GSBD Wine I, LLC, GSBD Blocker V, LLC, MMLC Blocker I, LLC, MMLC Blocker II, LLC, MMLC Blocker III, LLC and MMLC Wine I, LLC (together, the “GSBD Subs”), each a Wholly-Owned Investment Sub (defined below) of GSBD;

•	Goldman Sachs Private Middle Market Credit LLC (“PMMC”), a closed-end investment company that has elected to be regulated as a BDC;

•	Goldman Sachs Private Middle Market Credit SPV LLC, PMMC Blocker I, LLC, PMMC Blocker II, LLC and PMMC Wine I, LLC (together, the “PMMC Subs”), each a Wholly-Owned Investment Sub of PMMC;

•	Goldman Sachs Private Middle Market Credit II LLC (“PMMC II”), a closed-end investment company that has elected to be regulated as a BDC;

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]	Goldman Sachs BDC, Inc., et al. (File No. 812-14219), Investment Company Act Rel. Nos. 32382 (December 7, 2016) (notice) and 32409 (January 4, 2017) (order).

•

Goldman Sachs Private Middle Market Credit II SPV LLC, PMMC II Blocker III LLC, PMMC II Blocker IV LLC, PMMC II Blocker V LLC and PMMC II Blocker VI, LLC (together, the “PMMC II Subs”), each a Wholly-Owned Investment Sub of PMMC II;

•

Goldman Sachs Middle Market Lending Corp. II (“MMLC II” and, collectively with GSBD, PMMC and PMMC II, the “Existing Regulated Funds”), a closed-end investment company that has elected to be regulated as a BDC;

•	MMLC II Blocker I, LLC (the “MMLC II Sub” and together with the GSBD Subs, the PMMC Subs and the PMMC II Subs, the “Company Subs”), a Wholly-Owned Investment Sub of MMLC II;

•

Goldman Sachs Asset Management, L.P. (“GSAM” or the “Adviser”), an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), and the investment adviser for each of the Existing Regulated Funds, on behalf of itself and its successors;[4]

•

each of the affiliates of the Adviser identified in Appendix A that may, from time to time, hold various financial assets in a principal capacity and that currently intends to participate in the proposed co-investment program (in such capacity, the “Existing GS Proprietary Accounts”); and

•

the investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity (i) whose investment adviser is GSAM, (ii) which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act and (iii) which currently intends to rely on the Order (each, an “Existing Affiliated Fund,” and collectively, the “Existing Affiliated Funds” and together with the Existing Regulated Funds, the Company Subs, GSAM, and the Existing GS Proprietary Accounts, the “Applicants”).

C.	Defined Terms

“Affiliated Fund”5 means any Existing Affiliated Fund, any Existing GS Proprietary Account, and any Future Affiliated Fund (defined below).

“BDC” means a business development company under the Act.6

“Board” means the board of directors (or the equivalent) of the applicable Regulated Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions which would be within the Regulated

[4]	The term successor, as applied to the Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.
[5]

Affiliated Funds may include funds that are ultimately structured as collateralized loan obligation funds (“CLOs”). Such CLOs would be investment companies but for the exception provided in Section 3(c)(7) of the Act or their ability to rely on Rule 3a-7 of the Act. During the investment period of a CLO, the CLO may engage in certain transactions customary in CLO formations with another Affiliated Fund on a secondary basis at fair market value. For purposes of the Order, any securities that were acquired by an Affiliated Fund in a particular Co-Investment Transaction that are then transferred in such customary transactions to an Affiliated Fund that is or will become a CLO (an “Affiliated Fund CLO”) will be treated as if the Affiliated Fund CLO acquired such securities in the Co-Investment Transaction. For the avoidance of doubt, any such transfer from an Affiliated Fund to an Affiliated Fund CLO will be treated as a Disposition and completed pursuant to terms and conditions of the Application, though Applicants note that the Regulated Funds would be prohibited from participating in such Disposition by Section 17(a)(2) or Section 57(a)(2) of the Act, as applicable. The participation by any Affiliated Fund CLO in any such Co-Investment Transaction will remain subject to the Order.

[6]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

Fund’s then-current Objectives and Strategies (defined below). The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will consider all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though the Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Adviser, the Regulated Funds, the Affiliated Funds, and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which one or more Regulated Funds (or its Wholly-Owned Investment Sub) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Code” means the Internal Revenue Code of 1986, as amended.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

“Existing Regulated Funds” means each of GSBD, PMMC, PMMC II and MMLC II.

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Affiliated Fund” means (a) any Future GS Proprietary Account; and (b) any existing or future entity (i) whose investment adviser is the Adviser, (ii) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act, and (iii) that intends to participate in the program of co-investments described in this Application.

“Future GS Proprietary Account” means any existing or future account of the Adviser or any affiliate of the Adviser or of any direct or indirect, wholly- or majority-owned subsidiary of the Adviser or its affiliates that, from time to time, may hold various financial assets in a principal capacity and intends to participate in the proposed co-investment program.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser is the Adviser, and (c) that intends to participate in the program of co-investments described in this Application.

“GS Proprietary Account” means any Existing GS Proprietary Account and any Future GS Proprietary Account.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders.

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

(i)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

(ii)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means the Existing Regulated Funds and any Future Regulated Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which the Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.7

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)

it trades with sufficient volume and liquidity (findings as to which are documented by the Adviser to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of a SBIC Subsidiary (defined below), maintain a license under the SBA Act (defined below) and issue debentures guaranteed by the SBA (defined below)); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this application; and (iv) that would

[7]

In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act. The term “SBIC Subsidiary” means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company. Each of the GSBD Subs is a Wholly-Owned Investment Sub of GSBD; each of the PMMC Subs is a Wholly-Owned Investment Sub of PMMC; each of the PMMC II Subs is a Wholly-Owned Investment Sub of PMMC II; and the MMLC II Sub is a Wholly-Owned Investment Sub of MMLC II.

II.	APPLICANTS

A.	Goldman Sachs BDC, Inc.

GSBD was organized on September 26, 2012 as Goldman Sachs Liberty Harbor Capital, LLC, a Delaware limited liability company, and commenced operations on November 15, 2012. On March 29, 2013, GSBD filed an election to be treated as a BDC under the Act. On April 1, 2013, GSBD converted to a Delaware corporation and changed its name to Goldman Sachs BDC, Inc. GSBD has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code, and intends to continue to so qualify for so long as it maintains its BDC status. GSBD’s principal place of business is 200 West Street, New York, NY 10282.

GSBD’s investment objective is to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien, first lien/last-out unitranche and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments.

GSBD’s business and affairs are managed under the direction of its Board, a majority of whom are Independent Directors.

B.	Goldman Sachs Private Middle Market Credit LLC

PMMC was organized on December 23, 2015 as Goldman Sachs Private Middle Market Credit LP, a Delaware limited partnership. On April 4, 2016, PMMC converted into a limited liability company, at which time its name was changed to Goldman Sachs Private Middle Market Credit LLC. PMMC filed an election to be treated as a BDC under the Act on July 13, 2016. PMMC has elected to be treated as a RIC under Subchapter M of the Code, and intends to continue to so qualify for so long as it maintains BDC status. PMMC’s principal place of business is 200 West Street, New York, NY 10282.

PMMC’s investment objective is to generate current income and, to a lesser extent, capital appreciation, primarily through investing in first lien, first lien/last-out unitranche and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments, primarily through direct originations.

PMMC’s business and affairs are managed under the direction of its Board, a majority of whom are Independent Directors.

C.	Goldman Sachs Private Middle Market Credit II LLC

PMMC II was organized on December 20, 2018 and filed an election to be treated as a BDC under the Act on May 2, 2019. PMMC II has elected to be treated as a RIC under Subchapter M of the Code, and intends to continue to so qualify for so long as it maintains BDC status. PMMC II’s principal place of business is 200 West Street, New York, NY 10282.

PMMC II’s investment objective is to generate current income and, to a lesser extent, capital appreciation, primarily through direct originations of secured debt, including first lien, first lien/last-out unitranche and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments.

PMMC II’s business and affairs are managed under the direction of its Board, a majority of whom are Independent Directors.

D.	Goldman Sachs Middle Market Lending Corp. II

MMLC II was organized on February 21, 2020 as Goldman Sachs Middle Market Lending LLC II, a Delaware limited liability company. On November 23, 2021, MMLC II converted to a Delaware corporation, at which time its name was changed to Goldman Sachs Middle Market Lending Corp. II. MMLC II filed an election to be treated as a BDC under the Act on November 22, 2021. MMLC II has elected to be treated as a RIC under Subchapter M of the Code, and intends to continue to so qualify for so long as it maintains BDC status. MMLC II’s principal place of business is 200 West Street, New York, NY 10282.

MMLC II’s investment objective is to generate current income and, to a lesser extent, capital appreciation, primarily through direct originations of secured debt, including first lien, unitranche, including last-out portions of such loans, second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments.

MMLC II’s business and affairs are managed under the direction of its Board, a majority of whom are Independent Directors.

E.	The Company Subs

Each of the Company Subs is a direct or indirect wholly-owned subsidiary of an Existing Regulated Fund whose sole business purpose is to hold one or more investments on behalf of such Existing Regulated Fund. Each Company Sub is a separate and distinct legal entity. The Company Subs have Objectives and Strategies that are substantially the same as, or a subset of, those of the applicable Existing Regulated Fund. The Company Subs are not registered under the Act because each Company Sub relies on the exclusion from the definition of “investment company” contained in Section 3(c)(7) of the Act.

F.	Goldman Sachs Asset Management, L.P.

The Adviser, a Delaware limited partnership that is registered with the Commission as an investment adviser under the Advisers Act, currently serves as each Existing Regulated Fund’s investment adviser. Subject to the supervision of the applicable Existing Regulated Fund’s Board, the Adviser manages each Existing Regulated Fund’s day-to-day operations and provides each Existing Regulated Fund with investment advisory and management services and certain administrative services. The Adviser is indirectly wholly-owned by The Goldman Sachs Group, Inc. (“Goldman Sachs”).

The Adviser is responsible for identifying investment opportunities for each Existing Regulated Fund, conducting research and due diligence on prospective investments, structuring each Existing Regulated Fund’s investments and monitoring and servicing each Existing Regulated Fund’s investments. The Adviser’s Private Credit Group (the “Private Credit Group”) currently performs such responsibilities with respect to investments made by each Existing Regulated Fund. The Adviser, through its Private Credit Group or another business unit, also expects to perform such responsibilities with respect to investments made by any Future Regulated Fund. At present, the Private Credit Group is the only unit of the Adviser that advises Regulated Funds that currently intend to participate in the proposed co-investment program. However, the Adviser may advise other Regulated Funds in the future through the Private Credit Group or through other investment advisory units.

The Adviser has sole responsibility for sourcing and evaluating any Potential Co-Investment Transaction for the proposed co-investment program.

G.	Existing Affiliated Funds and Existing GS Proprietary Accounts

The Adviser serves as the investment adviser for all of the Existing Affiliated Funds. A complete list of the Existing Affiliated Funds is included in Appendix A.

The Existing GS Proprietary Accounts hold various financial assets in a principal capacity. Goldman Sachs and its affiliates have various business lines that they may operate through wholly- or majority-owned subsidiaries, and the subsidiaries that exist and currently intend to participate in the proposed co-investment program have been included as Applicants herein. A list of the Existing GS Proprietary Accounts is included in Appendix A.

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to many older precedents, the Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Further, in line with more recent precedents discussed in Section III.D. below, the Applicants also seek the ability to make Follow-On Investments and Dispositions in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. The Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed “onboarding process,” discussed below, the Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In Section A.1. below, the Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections III.A.3. and III.A.4. below, the Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A.	Overview

The Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and the Act. The Adviser is presented with thousands of investment opportunities each year on behalf of its clients and will determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of its clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) of the Act.

The Adviser has established rigorous processes for ensuring compliance with the Prior Order and for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

The Applicants discuss the need for the requested relief in greater detail in Section III.C. below.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

The Adviser is organized and managed such that the portfolio managers and analysts (“Investment Teams”) responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of the Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the relevant Investment Team(s) that advise the Regulated Funds are promptly notified and receive the same information about the opportunity as any other Investment Teams of the Adviser that are considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant Investment Team responsible for that Regulated Fund receives sufficient information to allow the Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).8 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the relevant Investment Team(s) that advise the Regulated Funds receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser, working through the applicable Investment Team(s) that advise the Regulated Funds, will analyze and evaluate the investment opportunity as to its appropriateness for each Regulated Fund taking into consideration the Regulated Fund’s Objectives and Strategies and any Board-Established Criteria. In doing so, the Adviser may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Adviser will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Adviser’s allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

(b)	Order Placement and Allocation

Allocation Procedure. The Adviser will apply its written allocation policies and procedures to formulate a proposed order amount for each Regulated Fund and Affiliated Fund as to which the Adviser recommends participating in a Potential Co-Investment Transaction. The amount proposed by the Adviser to be allocated to each Regulated Fund and Affiliated Fund participating in the Potential Co-Investment Transaction will be documented in

[8]

Representatives from the Investment Team(s) that advise the Regulated Funds will be entitled to participate in each meeting of investment advisory personnel, including of any investment committee, that is expected to approve or reject recommended investment opportunities falling within the Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with such representatives’ participation in such meetings. The allocation memorandum for each Potential Co-Investment Transaction will document the recommendations by the Investment Team or investment committee, as applicable.

a written allocation statement. In the event that a proposed order amount is adjusted, in accordance with the Adviser’s written allocation policies and procedures, prior to the External Submission (defined below), the written allocation statement will reflect such adjustment.9 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order”. The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.10  If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Adviser will establish, implement and maintain; provided, that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Applicants represent that the Adviser, as a registered investment adviser, has developed a robust allocation process as part of its overall compliance policies and procedures. The Adviser’s allocation policy is designed to ensure that every client is treated fairly and equitably and that the Adviser is following its allocation policies. The entire allocation process will be monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund.

(c)	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

[9]	The reason for any such adjustment will be documented in writing and preserved in the records of the Adviser.
[10]

The Adviser will maintain records of all Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. The Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,11 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

[11]	See note 27, below.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of the Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4.b. above and governed by Condition 7.

(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;12 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

[12]	See note 25, below.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;13 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.14 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.	Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

B.	Applicable Law

1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

[13]

In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

[14]

However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[15] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.16

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

[15]

Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

[16]

See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.17 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”18 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”19

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because the Adviser is the investment adviser to the Existing Regulated Funds and each of the Existing Affiliated Funds, and will be the investment adviser to any Future Regulated Funds and Future Affiliated Funds. Thus, each of the other Regulated Funds and Affiliated Funds could be deemed to be a person related to a Regulated Fund (or a company controlled by the Regulated Fund) in a manner described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4), respectively, could apply to prohibit the other Regulated Funds and Affiliated Funds from participating in Co-Investment Transactions with a Regulated Fund (or a company controlled by the Regulated Fund).

In addition, because any GS Proprietary Accounts would be controlled by the Adviser or its affiliates and, therefore, may be under common control with the Existing Regulated Funds, the Existing Affiliated Funds, and any Future Regulated Funds and Future Affiliated Funds, the GS Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Section 17(d) and/or Section 57(b), as modified by Rule 57b-1, and also prohibited from participating in Co-Investment Transactions with a Regulated Fund (or a company controlled by the Regulated Fund).

[17]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
[18]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[19]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

D. Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons (including the Prior Order).20 Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with the range of investor protections found in the orders we cite. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed in the Prior Order and relevant precedent.

The Commission also has issued orders extending co-investment relief to proprietary accounts.21

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Adviser.

[20]

See, e.g., First Eagle Alternative Capital BDC, Inc., et al. (File No. 812-15151), Release No. IC-34330 (July 13, 2021) (order), Release No. IC-34301 (June 15, 2021) (notice); Rand Capital Corporation, et al. (File No. 812-15174), Release No. IC-34237 (March 29, 2021) (order), Release No. IC 34218 (March 1, 2021) (notice); KKR Income Opportunities Fund, et al. (File No. 812-14951), Release No. IC-34164 (January 5, 2021) (order), Release No. IC-34138 (December 11, 2020) (notice); Oaktree Strategic Income II, Inc., et al. (File No. 812-15156), Release No. IC-34141 (December 15, 2020) (order), Release No. IC-34099 (November 18, 2020) (notice); Runway Growth Credit Fund Inc., et al. (File No. 812-15105), Release No. IC-33925 (July 13, 2020) (notice), Release No. IC-33967 (August 10, 2020) (order); Kayne Anderson MLP/Midstream Investment Company, et al. (File No. 812-14940), Release No. IC-33742 (January 8, 2020) (notice), Release No. IC-33798 (February 4, 2020) (order); Prospect Capital Corporation, et al. (File No. 812-14977), Release No. IC-33716 (December 16, 2019) (notice), Release No. IC-33745 (January 13, 2020) (order); CM Finance Inc., et al. (File No. 812-14850) Release No. IC-33377 (notice) (February 19, 2019), Release No. IC-33401 (order) (March 19, 2019); Pharos Capital BDC, Inc., et al., (File No. 812-14891) Release No. IC-33372 (notice) (February 8, 2019), Release No. IC-33394 (order) (March 11, 2019); and Stellus Capital Investment Corporation, et al. (File No. 812-14855) Investment Company Act Rel. Nos. 33289 (November 6, 2018) (notice) and 33316 (December 4, 2018) (order).

[21]

See e.g., First Eagle Alternative Capital BDC, Inc., et al. (File No. 812-15151), Release No. IC-34330 (July 13, 2021) (order), Release No. IC-34301 (June 15, 2021) (notice); Rand Capital Corporation, et al. (File No. 812-15174), Release No. IC-34237 (March 29, 2021) (order), Release No. IC 34218 (March 1, 2021) (notice); KKR Income Opportunities Fund, et al. (File No. 812-14951), Release No. IC-34164 (January 5, 2021) (order), Release No. IC-34138 (December 11, 2020) (notice); Oaktree Strategic Income II, Inc., et al. (File No. 812-15156), Release No. IC -34141 (December 15, 2020) (order), Release No. IC-34099 (November 18, 2020) (notice); Kayne Anderson MLP/Midstream Investment Company, et al., (File No. 812-14940) Release No. IC-33742 (Jan. 8, 2020) (notice), Release No. IC-33798 (February 4, 2020) (order); Fundrise Real Estate Interval Fund, LLC, et al., (File No. 812-15040) Release No. IC-33739 (Dec. 31, 2019) (notice), Release No. IC-33793 (Jan. 28, 2020) (order); and Pharos Capital BDC, Inc., et al., (File No. 812-14891) Release No. IC-33372 (February 8, 2019) (notice), Release No. IC-33394 (March 11, 2019) (order).

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund will determine that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations And Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If the Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15. Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

(a)

The Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that the Adviser identifies for each Regulated Fund all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund.

(b)

When the Adviser identifies a Potential Co-Investment Transaction for a Regulated Fund under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

(a)

If the Adviser deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)

If the aggregate amount recommended by the Adviser to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. The Adviser will promptly notify and provide the Eligible Directors of each participating Regulated Fund with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c)

After making the determinations required in Condition 1(b) above, the Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)

the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)	the transaction is consistent with:

(A)	the interests of the Regulated Fund’s equity holders; and

(B)	the Regulated Fund’s then-current Objectives and Strategies;

(iii)

the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)

the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)

any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv)

the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect[22] financial benefit to the Adviser, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3. Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,23 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5. Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated

[22]

For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[23]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.	Standard Review Dispositions.

(a)

General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)	the Adviser[24] will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)	the Adviser will formulate a recommendation as to participation by each Regulated Fund that holds an investment in the issuer in the Disposition.

(b)

Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)	No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)

(A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;[25] (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)

each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)

Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a)

General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

[24]	Any GS Proprietary Account that is not advised by the Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).
[25]

In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(i)	the Adviser will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)	the Adviser will formulate a recommendation as to participation by each Regulated Fund that holds an investment in the issuer in the Disposition; and

(iii)

the Adviser will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)

Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)	the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)	the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)	Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i)

Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)	Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)

Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)

Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial[26] in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

[26]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(v)

No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.	Standard Review Follow-Ons.

(a)

General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)	the Adviser will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)	the Adviser will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)	No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)

(A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[27] immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)	it is a Non-Negotiated Follow-On Investment.

(c)

Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)	Allocation. If, with respect to any such Follow-On Investment:

(i)

the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)

the aggregate amount recommended by the Adviser to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

[27]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(e)

Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9.	Enhanced Review Follow-Ons.

(a)

General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)	the Adviser will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)	the Adviser will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)

the Adviser will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)

Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c)	Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)	Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)

Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)

Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)

No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)	Allocation. If, with respect to any such Follow-On Investment:

(i)

the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)

the aggregate amount recommended by the Adviser to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)

Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.	Board Reporting, Compliance and Annual Re-Approval

(a)

The Adviser will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co- Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)

All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)

Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance.

(d)	The Independent Directors will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11. Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12. Director Independence. No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13. Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Adviser under its respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14. Transaction Fees.28 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Adviser, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Adviser, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and the Adviser.

15. Proportionate Voting. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

David Plutzer, Esq.

Goldman Sachs Asset Management, L.P.

200 West Street, 15th Floor

New York, NY 10282

(212) 902-1000

[28]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Ave New York, NY 10019 (212) 728-8000	Thomas J. Friedmann, Esq. Dechert LLP One International Place 40th Floor 100 Oliver Street Boston, MA 02110 (617) 728-7100	Cynthia M. Krus, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, N.W. Washington, D.C. 20001 (202) 383-0100

B.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 14th day of March, 2022.

GOLDMAN SACHS BDC, INC.

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GOLDMAN SACHS PRIVATE MIDDLE
MARKET CREDIT LLC

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GOLDMAN SACHS PRIVATE MIDDLE
MARKET CREDIT II LLC

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GOLDMAN SACHS MIDDLE MARKET
LENDING CORP. II

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

BDC BLOCKER I, LLC

By:	Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GSBD BLOCKER II, LLC

By:	Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GSBD BLOCKER III LLC

By:	Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GSBD BLOCKER IV LLC

By:	Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GSBD WINE I, LLC

By:	Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GSBD BLOCKER V, LLC

By:	Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

MMLC BLOCKER I, LLC

By:	Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

MMLC BLOCKER II, LLC

By:	Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

MMLC BLOCKER III, LLC

By:	Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

MMLC WINE I, LLC

By:	Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GOLDMAN SACHS PRIVATE MIDDLE MARKET CREDIT SPV LLC

By:	Goldman Sachs Private Middle Market Credit LLC, its Designated Manager

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

PMMC BLOCKER I, LLC

By:	Goldman Sachs Private Middle Market Credit LLC, its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

PMMC BLOCKER II, LLC

By:	Goldman Sachs Private Middle Market Credit LLC, its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

PMMC WINE I, LLC

By:	Goldman Sachs Private Middle Market Credit LLC, its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GOLDMAN SACHS PRIVATE MIDDLE MARKET CREDIT II SPV LLC

By:	Goldman Sachs Private Middle Market Credit LLC, its Designated Manager

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

PMMC II BLOCKER III LLC

By:	Goldman Sachs Private Middle Market Credit II LLC, its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

PMMC II BLOCKER IV LLC

By:	Goldman Sachs Private Middle Market Credit II LLC, its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

PMMC II BLOCKER V LLC

By:	Goldman Sachs Private Middle Market Credit II LLC, its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

PMMC II BLOCKER VI, LLC

By:	Goldman Sachs Private Middle Market Credit II LLC, its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

MMLC II BLOCKER I, LLC

By:	Goldman Sachs Private Middle Market Lending Corp. II, its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GOLDMAN SACHS ASSET
MANAGEMENT, L.P.

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

SENIOR CREDIT FUND (UCR) LLC

By:	Senior Credit Fund (UCR) Advisors LLC, its Managing Member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

SENIOR CREDIT (UWF) LLC

By:	Senior Credit (UWF) Advisors LLC, its Managing Member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

INSURANCE PRIVATE CREDIT I LLC

By:	Goldman Sachs Asset Management, L.P., its Investment Manager

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

INSURANCE PRIVATE CREDIT II LLC

By:	Goldman Sachs Asset Management, L.P., its Investment Manager

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

SENIOR CREDIT FUND (SERIES G) LP

By:	Senior Credit Fund (Series G) Advisors LLC, its general partner

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

SENIOR CREDIT FUND (SERIES G) FOREIGN INCOME BLOCKER LLC

By:	Senior Credit Fund (Series G) LP, its sole member

By:	Senior Credit Fund (Series G) Advisors LLC, its general partner

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

BROAD STREET LOAN PARTNERS IV OFFSHORE – UNLEVERED B, SLP

By:	Goldman Sachs Asset Management, L.P., as Attorney-in-Fact

By:	/s/ Hristo D. Dimitrov
Name:	Hristo D. Dimitrov
Title:	Managing Director

BROAD STREET SENIOR CREDIT PARTNERS II, L.P.

By:	Broad Street Senior Credit Partners Advisor, L.L.C., its General Partner

By:	/s/ William Y. Eng
Name:	William Y. Eng
Title:	Vice President

WEST STREET SENIOR CREDIT PARTNERS III, L.P.

By:	West Street Senior Credit Partners III Advisor, L.L.C., its General Partner

By:	/s/ William Y. Eng
Name:	William Y. Eng
Title:	Vice President

WEST STREET GENERALI PARTNERS, SLP

By:	Goldman Sachs Asset Management, L.P., Attorney-in-Fact

By:	/s/ Hristo D Dimitrov
Name:	Hristo D. Dimitrov
Title:	Managing Director

WEST STREET PKA PARTNERS, SLP

By:	Goldman Sachs Asset Management, L.P., Attorney-in-Fact

By:	/s/ Hristo D Dimitrov
Name:	Hristo D. Dimitrov
Title:	Managing Director

WEST STREET EP, L.P.

By:	Goldman Sachs Asset Management, L.P., Attorney-in-Fact

By:	/s/ Hristo D Dimitrov
Name:	Hristo D. Dimitrov
Title:	Managing Director

WEST STREET GCPD PARTNERS, L.P.

By:	Goldman Sachs Asset Management, L.P., as Investment Manager

By:	/s/ Hristo D Dimitrov
Name:	Hristo D. Dimitrov
Title:	Managing Director

WEST STREET MEZZANINE PARTNERS VIII, L.P.

By:	West Street Mezzanine Partners VIII GP Advisors, L.L.C., its General Partner

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

WEST STREET MEZZANINE PARTNERS VIII OFFSHORE, L.P.

By:	West Street Mezzanine Partners VIII GP Advisors, L.L.C., its General Partner

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

WEST STREET MEZZANINE PARTNERS VIII OFFSHORE FEEDER, L.L.C.

By:	West Street Mezzanine Partners VIII GP Advisors, L.L.C., its Managing Sole Member

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

WEST STREET MEZZANINE PARTNERS VIII UNLEVERED, SLP

By:	West Street Mezzanine Partners VIII GP (U) Advisors, S.A.R.L., its General Partner

By:	/s/ Rohan Fourie
Name:	Rohan Fourie
Title:	Manager

By:	/s/ Paul G. Brogan
Name:	Paul G. Brogan
Title:	Manager

WEST STREET MEZZANINE PARTNERS VIII TREATY, SLP

By:	West Street Mezzanine Partners VIII GP (T) Advisors, S.A.R.L., its General Partner

By:	/s/ Rohan Fourie
Name:	Rohan Fourie
Title:	Manager

By:	/s/ Paul G. Brogan
Name:	Paul G. Brogan
Title:	Manager

WEST STREET MEZZANINE PARTNERS VIII EUROPE, SLP

By: West Street Mezzanine Partners VIII GP (E) Advisors, S.A.R.L., its General Partner

By:	/s/ Rohan Fourie
Name:	Rohan Fourie
Title:	Manager

By:	/s/ Paul G. Brogan
Name:	Paul G. Brogan
Title:	Manager

BROAD STREET CREDIT HOLDINGS LLC

By:	/s/ William Y. Eng
Name:	William Y. Eng
Title:	Vice President

GOLDMAN SACHS SPECIALTY LENDING GROUP, L.P.

By:	/s/ Hristo D. Dimitrov
Name:	Hristo D. Dimitrov
Title:	Secretary

GOLDMAN SACHS BANK USA

By:	/s/ William Y. Eng
Name:	William Y. Eng
Title:	Authorized Signatory

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:	/s/ William Y. Eng
Name:	William Y. Eng
Title:	Vice President

SPECIAL SITUATIONS INVESTING GROUP II, LLC

By:	/s/ Hristo D. Dimitrov
Name:	Hristo D. Dimitrov
Title:	Secretary and Assistant General Counsel

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached application dated as of March 14, 2022 for and on behalf of Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, Goldman Sachs Private Middle Market Credit II LLC, Goldman Sachs Middle Market Lending Corp. II, BDC Blocker I, LLC, GSBD Blocker II, LLC, GSBD Blocker III LLC, GSBD Blocker IV LLC, GSBD Wine I, LLC, GSBD Blocker V, LLC, MMLC Blocker I, LLC, MMLC Blocker II, LLC, MMLC Blocker III, LLC, MMLC Wine I, LLC, Goldman Sachs Private Middle Market Credit SPV LLC, PMMC Blocker I, LLC, PMMC Blocker II, LLC, PMMC Wine I, LLC, Goldman Sachs Private Middle Market Credit II SPV LLC, PMMC II Blocker III LLC, PMMC II Blocker IV LLC, PMMC II Blocker V LLC, PMMC II Blocker VI, LLC, MMLC II Blocker I, LLC, Goldman Sachs Asset Management, L.P., Senior Credit Fund (UCR) LLC, Senior Credit (UWF) LLC, Insurance Private Credit I LLC, Insurance Private Credit II LLC, Senior Credit Fund (Series G) LP, Senior Credit Fund (Series G) Foreign Income Blocker LLC, Broad Street Loan Partners IV Offshore – Unlevered B, SLP, Broad Street Senior Credit Partners II, L.P., West Street Senior Credit Partners III, L.P., West Street Generali Partners, SLP, West Street PKA Partners, SLP, West Street EP, L.P., West Street GCPD Partners, L.P., West Street Mezzanine Partners VIII, L.P., West Street Mezzanine Partners VIII Offshore, L.P., West Street Mezzanine Partners VIII Offshore Feeder, L.L.C., West Street Mezzanine Partners VIII Unlevered, SLP, West Street Mezzanine Partners VIII Treaty, SLP, West Street Mezzanine Partners VIII Europe, SLP, Broad Street Credit Holdings LLC, Goldman Sachs Specialty Lending Group, L.P., Goldman Sachs Bank USA, Broad Street Principal Investments, L.L.C. and Special Situations Investing Group II, LLC; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

GOLDMAN SACHS BDC, INC.

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GOLDMAN SACHS PRIVATE MIDDLE
MARKET CREDIT LLC

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GOLDMAN SACHS PRIVATE MIDDLE
MARKET CREDIT II LLC

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GOLDMAN SACHS MIDDLE MARKET
LENDING CORP. II

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

BDC BLOCKER I, LLC

By: Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GSBD BLOCKER II, LLC

By: Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GSBD BLOCKER III LLC

By: Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GSBD BLOCKER IV LLC

By: Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GSBD WINE I, LLC

By: Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GSBD BLOCKER V, LLC

By: Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

MMLC BLOCKER I, LLC

By: Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

MMLC BLOCKER II, LLC

By: Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

MMLC BLOCKER III, LLC

By: Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

MMLC WINE I, LLC

By: Goldman Sachs BDC, Inc., its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GOLDMAN SACHS PRIVATE MIDDLE MARKET CREDIT SPV LLC

By: Goldman Sachs Private Middle Market Credit LLC, its Designated Manager

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

PMMC BLOCKER I, LLC

By: Goldman Sachs Private Middle Market Credit LLC, its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

PMMC BLOCKER II, LLC

By: Goldman Sachs Private Middle Market Credit LLC, its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

PMMC WINE I, LLC

By: Goldman Sachs Private Middle Market Credit LLC, its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GOLDMAN SACHS PRIVATE MIDDLE MARKET CREDIT II SPV LLC

By: Goldman Sachs Private Middle Market Credit LLC, its Designated Manager

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

PMMC II BLOCKER III LLC

By: Goldman Sachs Private Middle Market Credit II LLC, its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

PMMC II BLOCKER IV LLC

By: Goldman Sachs Private Middle Market Credit II LLC, its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

PMMC II BLOCKER V LLC

By: Goldman Sachs Private Middle Market Credit II LLC, its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

PMMC II BLOCKER VI, LLC

By: Goldman Sachs Private Middle Market Credit II LLC, its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

MMLC II BLOCKER I, LLC

By: Goldman Sachs Private Middle Market Lending Corp. II, its sole member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

GOLDMAN SACHS ASSET
MANAGEMENT, L.P.

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

SENIOR CREDIT FUND (UCR) LLC

By: Senior Credit Fund (UCR) Advisors LLC, its Managing Member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

SENIOR CREDIT (UWF) LLC

By: Senior Credit (UWF) Advisors LLC, its Managing Member

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

INSURANCE PRIVATE CREDIT I LLC

By: Goldman Sachs Asset Management, L.P., its Investment Manager

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

INSURANCE PRIVATE CREDIT II LLC

By: Goldman Sachs Asset Management, L.P., its Investment Manager

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

SENIOR CREDIT FUND (SERIES G) LP

By: Senior Credit Fund (Series G) Advisors LLC, its general partner

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

SENIOR CREDIT FUND (SERIES G) FOREIGN INCOME BLOCKER LLC

By: Senior Credit Fund (Series G) LP, its sole member

By: Senior Credit Fund (Series G) Advisors LLC, its general partner

By:	/s/ Carmine Rossetti
Name:	Carmine Rossetti
Title:	Authorized Signatory

BROAD STREET LOAN PARTNERS IV OFFSHORE – UNLEVERED B, SLP

By: Goldman Sachs Asset Management, L.P., as Attorney-in-Fact

By:	/s/ Hristo D. Dimitrov
Name:	Hristo D. Dimitrov
Title:	Managing Director

BROAD STREET SENIOR CREDIT PARTNERS II, L.P.

By: Broad Street Senior Credit Partners Advisor, L.L.C., its General Partner

By:	/s/ William Y. Eng
Name:	William Y. Eng
Title:	Vice President

WEST STREET SENIOR CREDIT PARTNERS III, L.P.

By: West Street Senior Credit Partners III Advisor, L.L.C., its General Partner

By:	/s/ William Y. Eng
Name:	William Y. Eng
Title:	Vice President

WEST STREET GENERALI PARTNERS, SLP

By: Goldman Sachs Asset Management, L.P., Attorney-in-Fact

By:	/s/ Hristo D Dimitrov
Name:	Hristo D. Dimitrov
Title:	Managing Director

WEST STREET PKA PARTNERS, SLP

By: Goldman Sachs Asset Management, L.P., Attorney-in-Fact

By:	/s/ Hristo D Dimitrov
Name:	Hristo D. Dimitrov
Title:	Managing Director

WEST STREET EP, L.P.

By: Goldman Sachs Asset Management, L.P., Attorney-in-Fact

By:	/s/ Hristo D Dimitrov
Name:	Hristo D. Dimitrov
Title:	Managing Director

WEST STREET GCPD PARTNERS, L.P.

By: Goldman Sachs Asset Management, L.P., as Investment Manager

By:	/s/ Hristo D Dimitrov
Name:	Hristo D. Dimitrov
Title:	Managing Director

WEST STREET MEZZANINE PARTNERS VIII, L.P.

By: West Street Mezzanine Partners VIII GP Advisors, L.L.C., its General Partner

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

WEST STREET MEZZANINE PARTNERS VIII OFFSHORE, L.P.

By: West Street Mezzanine Partners VIII GP Advisors, L.L.C., its General Partner

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

WEST STREET MEZZANINE PARTNERS VIII OFFSHORE FEEDER, L.L.C.

By: West Street Mezzanine Partners VIII GP Advisors, L.L.C., its Managing Sole Member

By:	/s/ Jason Sneah
Name:	Jason Sneah
Title:	Director

WEST STREET MEZZANINE PARTNERS VIII UNLEVERED, SLP

By: West Street Mezzanine Partners VIII GP (U) Advisors, S.A.R.L., its General Partner

By:	/s/ Rohan Fourie
Name:	Rohan Fourie
Title:	Manager

By:	/s/ Paul G. Brogan
Name:	Paul G. Brogan
Title:	Manager

WEST STREET MEZZANINE PARTNERS VIII TREATY, SLP

By: West Street Mezzanine Partners VIII GP (T) Advisors, S.A.R.L., its General Partner

By:	/s/ Rohan Fourie
Name:	Rohan Fourie
Title:	Manager

By:	/s/ Paul G. Brogan
Name:	Paul G. Brogan
Title:	Manager

WEST STREET MEZZANINE PARTNERS VIII EUROPE, SLP

By: West Street Mezzanine Partners VIII GP (E) Advisors, S.A.R.L., its General Partner

By:	/s/ Rohan Fourie
Name:	Rohan Fourie
Title:	Manager

By:	/s/ Paul G. Brogan
Name:	Paul G. Brogan
Title:	Manager

BROAD STREET CREDIT HOLDINGS LLC

By:	/s/ William Y. Eng
Name:	William Y. Eng
Title:	Vice President

GOLDMAN SACHS SPECIALTY LENDING GROUP, L.P.

By:	/s/ Hristo D. Dimitrov
Name:	Hristo D. Dimitrov
Title:	Secretary

GOLDMAN SACHS BANK USA

By:	/s/ William Y. Eng
Name:	William Y. Eng
Title:	Authorized Signatory

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:	/s/ William Y. Eng
Name:	William Y. Eng
Title:	Vice President

SPECIAL SITUATIONS INVESTING GROUP II, LLC

By:	/s/ Hristo D. Dimitrov
Name:	Hristo D. Dimitrov
Title:	Secretary and Assistant General Counsel

APPENDIX A

Existing Affiliated Funds and Existing GS Proprietary Accounts

Below is a list of the Existing Affiliated Funds other than the Existing GS Proprietary Accounts. All such Existing Affiliated Funds are advised by GSAM:

1.	Senior Credit Fund (UCR) LLC

2.	Senior Credit (UWF) LLC

3.	Insurance Private Credit I LLC

4.	Insurance Private Credit II LLC

5.	Senior Credit Fund (Series G) LP

6.	Senior Credit Fund (Series G) Foreign Income Blocker LLC

7.	Broad Street Loan Partners IV Offshore – Unlevered B, SLP

8.	Broad Street Senior Credit Partners II, L.P.

9.	West Street Senior Credit Partners III, L.P.

10.	West Street Generali Partners, SLP

11.	West Street PKA Partners, SLP

12.	West Street EP, L.P.

13.	West Street GCPD Partners, L.P.

14.	West Street Mezzanine Partners VIII, L.P.

15.	West Street Mezzanine Partners VIII Offshore, L.P.

16.	West Street Mezzanine Partners VIII Offshore Feeder, L.L.C.

17.	West Street Mezzanine Partners VIII Unlevered, SLP

18.	West Street Mezzanine Partners VIII Treaty, SLP

19.	West Street Mezzanine Partners VIII Europe, SLP

Below is a list of the Existing GS Proprietary Accounts:

1.	Broad Street Credit Holdings LLC

2.	Goldman Sachs Specialty Lending Group, L.P.

3.	Goldman Sachs Bank USA

4.	Broad Street Principal Investments, L.L.C.

5.	Special Situations Investing Group II, LLC

APPENDIX B

Resolution of the Board of Directors of

Goldman Sachs BDC, Inc. (“GSBD”)

RESOLVED, that filing of an application (the “Application”) with the U.S. Securities and Exchange Commission pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1 under the 1940 Act to permit Goldman Sachs BDC, Inc. (the “Company”) to engage in certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1, is hereby approved, authorized and directed; and be it further

RESOLVED, that the appropriate officers of the Company, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

(As adopted on May 4, 2021)

APPENDIX C

Resolution of the Board of Directors of

Goldman Sachs Private Middle Market Credit LLC (“PMMC”)

RESOLVED, that filing of applications (the “Applications”) with the U.S. Securities and Exchange Commission pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1 under the 1940 Act to permit Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Private Middle Market Credit II LLC (each, a “Company”) to engage in certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1, is hereby approved, authorized and directed; and be it further

RESOLVED, that the appropriate officers of each Company, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Applications for the order.

(As adopted on May 4, 2021)

APPENDIX D

Resolution of the Board of Directors of

Goldman Sachs Private Middle Market Credit II LLC (“PMMC II”)

RESOLVED, that filing of applications (the “Applications”) with the U.S. Securities and Exchange Commission pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order of exemption from the provisions of Section 57(a)(4) and Rule 17d-1 under the 1940 Act to permit Goldman Sachs Private Middle Market Credit LLC and Goldman Sachs Private Middle Market Credit II LLC (each, a “Company”) to engage in certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1, is hereby approved, authorized and directed; and be it further

RESOLVED, that the appropriate officers of each Company, be, and each of them hereby is, authorized, empowered and directed to all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Applications for the order.

(As adopted on May 4, 2021)

APPENDIX E

Resolution of the Board of Directors of

Goldman Sachs Middle Market Lending Corp. II (“MMLC II”)

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Application, a copy of which was previously provided to the Board.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to prepare or cause to be prepared, executed, delivered and filed with the SEC the Application, and to do or cause to be done such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform or cause to be performed all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(As adopted on May 5, 2021)